GIBSON, DUNN & CRUTCHER LLP

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500 (202) 467-0539 Fax
www.gibsondunn.com

gbeske@gibsondunn.com

02 AUG -1 AM 9:2

July 23, 2002

82-34670

SUPPL

Direct Dial
(202) 887-3676

Client No.
C 88829-00017

Michael Coco
Office of International Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

02049008

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Re: *Saputo Inc. -- Request for Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934*

Dear Mr. Coco:

This letter is intended to follow up on our prior letters of June 26, 2002 and July 12, 2002 concerning Rule 12g3-2(b) (the "Rule") status for Saputo Inc. ("Saputo"). In those letters, we indicated that Saputo was aware that under the Rule common shares held of record by a broker, dealer, bank or nominee or any of them for the accounts of customers resident in the United States should be counted as held in the United States by the number of separate accounts for which the common shares are held, and that although the information required to make such a count was unavailable at the time the prior letters were filed, Saputo would send a supplemental letter with the required information once it became available.

By this supplemental letter, we are informing you that Saputo has advised us that, as of the close of business on June 10, 2002, there were 149 holders of record of the common stock of Saputo, as calculated in accordance with the Rule.

Very truly yours,

Gavin A. Beske